Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid

October 15, 2024

Re:	Banco Bilbao Vizcaya Argentaria, S.A.

Amendment No. 2 to Registration Statement on Form F-4

Filed October 15, 2024

File No. 333-281111

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Shane Callaghan

Mr. Todd Schiffman

Mr. Christian Windsor

Ladies and Gentlemen:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated October 1, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has further amended the Registration Statement (“Amendment No. 2”) and is filing it together with this response letter. Amendment No. 2 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. The Company is also sending, under separate cover, a marked copy of Amendment No. 2 showing changes to the Registration Statement. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Form F-4 filed September 20, 2024

General

1.

We note your response to prior comments 17 and 18 in our letter dated August 21, 2024. As noted in our prior comments, whether BBVA will or may waive or reduce the minimum acceptance condition in the context of this exchange offer will fundamentally impact the disclosure throughout the Form F-4. Therefore, we will defer our review of the amended Form F-4 and comment responses until BBVA provides a response to prior comments 17 and 18 and makes corresponding changes to the Form F-4. We note that BBVA may have made a determination on this point. In response to a question in a September 25, 2024 interview regarding whether BBVA will waive or reduce the 50.01% minimum acceptance condition in the exchange offer, Onur Geng responded: “So if 50% is not met, we drop the deal. Very simple here.” See BBVA’s Form 425 filed on September 26, 2024.

Response: In response to the Staff’s comment (and in response to prior comments 17 and 18 from the Staff’s letter dated August 21, 2024), the Company advises the Staff that it has no intention to waive or reduce the 50.01% minimum acceptance condition. The Company has revised the disclosure on pages 7, 24, 34 and 107 of Amendment No. 2 to clarify this.

Risk Factors

BBVA may fail to fully realize the expected benefits and synergies of completing the exchange offer, page 38

2.

We note your response to prior comments 3 and 4, which addressed the possible impact on BBVA’s ability to capture many of the synergies if you are unable to complete the squeeze-out merger. Please clarify whether any significant delay in merging the main banking entities of BBVA and Banco Sabadell, would materially impact the capital requirements of both entities and therefore impact the profitability of either bank. If so, address whether any enhanced capital obligations for operating separate entities could materially impact your ability to achieve the synergies discussed in the F-4.

Response: In response to the Staff’s comment, the Company advises the Staff that, based on the Company’s internal analysis, it does not believe that any significant delay in effecting a merger by absorption of Banco Sabadell by the Company would have a material impact on the capital requirements, and, as a result, on the profitability, of either entity.

Unaudited Pro Forma Condensed Financial Information, page 45

3.

We note your tabular unaudited pro forma information depicts the exchange offer assuming the acquisition by BBVA of 100% of Banco Sabadell share capital, as well as your footnote disclosure on page 55 quantifying the impacts if the exchange offer were accepted by holders of Banco Sabadell shares representing 50.01% of its share capital. Please address the following:

•

Given the range of possible outcomes, revise to disclose the pro forma information assuming the minimum acceptance (i.e., 50.01%) with equal prominence to the maximum acceptance (i.e., 100%). For example, consider presenting separate columns depicting pro forma information using both minimum and maximum thresholds.

•

To the extent it is possible that the merger will be completed based on an acceptance rate below the current minimum threshold, include accompanying disclosure to explain the possible impacts and range of outcomes to the pro forma information if this were to occur. If the minimum number of acceptances would result in application of different accounting treatment (e.g. equity method), revise to present full pro forma financial information assuming each accounting method.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 through 62 of Amendment No. 2 to disclose pro forma financial information assuming a minimum acceptance by holders of Banco Sabadell shares representing 50.01% of Banco Sabadell’s share capital equally prominently as the pro forma financial information assuming acceptance by holders of Banco Sabadell shares representing 100% of Banco Sabadell’s share capital.

The Company further advises the Staff that because the Company has no intention to waive the minimum acceptance condition, it has not included the additional disclosure referred to in the second bullet above.

Squeeze-out and Merger, page 119

4.

We note your reference to initial opposition expressed by the Minister for Economy, Trade and Business. Please clarify if the Minister has subsequently made statements indicating that his initial response had changed since the submission of your regulatory approvals and the receipt of approvals from other regulatory authorities. If you do not have a basis to believe that the Minister’s opposition has changed, please clarify the extent to which an ongoing failure to approve the transaction might negatively impact your ability to manage the combined business after the completion of the offer. Please update the disclosure throughout based on the response. Investors should be able to understand the risks to an investment in the combined BBVA, in the event that you are not able to complete the merger of the two franchises.

Response: In response to the Staff’s comment, the Company advises the Staff that the Spanish Economy, Trade and Business Minister has continued to manifest his concerns with respect to the intended merger. The Company has revised the disclosure on page 129 of Amendment No. 2 to clarify this.

The Company further advises the Staff that it has revised the disclosure on pages 9, 29, 130 and 133 through 135 of Amendment No. 2 to provide additional information on its plans with respect to Banco Sabadell in the event that a merger cannot be consummated.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

CC without enclosure:	Mr. Javier Álvarez-Cienfuegos
(Banco Bilbao Vizcaya Argentaria, S.A.)

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